Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 25, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F   ✓      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No   ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

 This Report on Form 6-K contains a news release issued by Vodafone Group Plc on January 24, 2005, entitled “VODAFONE REPORTS THIRD QUARTER KPIs AND REITERATES GUIDANCE”.

24 January 2006

VODAFONE REPORTS THIRD QUARTER KPIs AND REITERATES GUIDANCE

Vodafone Group Plc (“Vodafone”) today announces key performance indicators for the quarter ended 31 December 2005. The main highlights are:

•      Good overall operating performance in challenging markets

•      Strong growth in customers with 7.1 million proportionate organic net additions, 30% higher than for the same quarter last year.  Total proportionate net additions were 8.3 million, bringing the total proportionate customer base to 179.3 million

•      Continued growth in 3G in the Christmas quarter with 3.1 million 3G devices added. The total 3G device base is now 8.0 million in the Group’s subsidiaries and joint ventures and a further 1.1 million in the Group’s associates

•      Organic growth of 8.0% for the quarter in total proportionate mobile revenue and 7.0% in proportionate mobile service revenue year on year.  On a statutory basis, growth in mobile service revenue was 5.4%, with organic growth of 4.3%

•      Vodafone reiterates its current year guidance.  The Group expects organic growth for this financial year in proportionate mobile revenue in the middle of the 6% to 9% range.  Vodafone also expects the organic proportionate mobile EBITDA margin for this financial year to be at the lower end of the flat to 1 percentage point lower range

•      Vodafone’s preliminary outlook for the next financial year remains unchanged

Arun Sarin, Chief Executive of Vodafone, commented:

“Vodafone has delivered a good operational performance in a challenging environment. Sales of 3G devices accelerated in the Christmas quarter and we continue to see encouraging take-up of data services. Our major markets have seen increasing competitor activity, whilst our emerging market businesses have reported strong growth. We expect to deliver full year results in line with our existing guidance and our preliminary outlook for next year remains unchanged.”

Group review

Vodafone saw increasing competition across Europe during the quarter, particularly in some of its major markets.  Verizon Wireless continues to perform well in the United States and the performance in Japan reflects ongoing execution of its recovery plan.

Strong customer growth was recorded across many of the Group’s markets during the Christmas quarter, driven by both seasonal prepaid growth and continued focus on 3G. Proportionate organic net customer additions in the quarter of 7.1 million represents annualised quarterly growth in customers of 16.5%.

Organic proportionate mobile service revenue growth for the quarter was 7.0% year on year, with 8.0% organic growth on a total revenue basis driven by higher handset revenue from increased volumes.  As a result, Vodafone continues to expect organic growth in proportionate mobile revenues for the full year to be in the middle of the 6% to 9% range.  Termination rate reductions continue to affect the performance in several businesses, most notably Italy. The estimated effect is to reduce organic proportionate mobile revenue growth in the quarter by approximately 1%, net of the benefit from the introduction of mobile to mobile voice interconnect in France.

Underlying trends for service revenue, excluding the impact from changes in termination rates, in Germany, Italy and the UK saw lower growth as a result of the impact of increased competition and price declines.  Offsetting this were good performances from Spain and the US with Vodafone’s emerging market operations also continuing to perform well with strong service revenue growth of 39% in Romania, 36% in Egypt and 22% in South Africa.

3G sales continue to develop in line with expectations, with 3.1 million net additions in the quarter, bringing the closing total to 8.0 million, including 7.4 million consumer devices.  3G net additions in the quarter are over 80% higher than recorded in the quarter to September.  Non-messaging data revenue growth in the quarter was 24% year on year, including 53% growth outside of Japan.

Despite seeing increased competition in many of its core markets, Vodafone still expects to deliver full year results in line with its existing guidance. The Group sees continued investment in customers together with ongoing operating cost management and, therefore, Vodafone expects the full year organic proportionate mobile EBITDA margin to be at the lower end of the flat to minus 1% range when compared to the previous financial year.

Germany

The German market saw increased competition, notwithstanding seasonal promotions, in the quarter both in contract and prepaid, with higher handset subsidies and lower pricing, particularly in the low-end segment of prepaid driven by ‘no frills’ offers.

Against this competitive environment, Vodafone Germany delivered a quarter of strong customer growth with 906,000 net additions, taking the total base to 29.2 million, 8.3% higher year on year.  Prepaid net additions represented 86% of the total for the quarter compared to 69% in the same period last year.  3G devices increased by 78% from the end of September to over 1.4 million, demonstrating clear market leadership in this segment.

Annualised blended churn for the quarter rose to 21.2% from 18.8% in the same quarter last year, largely driven by higher prepaid churn due to competitive pressures.  While churn is historically seasonally higher in this quarter, prepaid churn also increased due to higher rotational churn as customers self-upgrade.  Contract churn remained broadly stable year on year.

Blended ARPU for the quarter was down 7.8% year on year. Prepaid ARPU was principally affected by an increase in inactivity in the customer base due to competitive pressures. Contract ARPU fell by 3% due to a greater proportion of net customer additions through service providers and the impact of SMS promotions in the quarter.

Total voice usage for the quarter increased by 16% year on year, compared with 8% for the quarter to September, through higher usage from 3G bundles, tariff options and new prepaid promotional tariffs designed to stimulate demand.

Service revenue was flat year on year, with an 11.7% increase in non-voice revenue offset by a 2.7% decline in voice revenue.  Changes in termination rates reduced voice revenue growth year on year in the quarter by 1.5%.  Voice revenue was also impacted by the factors affecting ARPU.  Non-voice revenue benefited from an over 50% increase in non-messaging data revenue, driven by uptake of 3G services.

Net acquisition and retention costs as a percentage of service revenues increased year on year, principally driven by prepaid through higher acquisition volumes and an increase in acquisition cost per gross addition from the introduction of 3G for prepaid customers.

Italy

Competitive intensity has increased significantly in the quarter with operators competing aggressively on handset subsidies and, increasingly, on price.

Vodafone Italy registered 324,000 proportionate net customer additions in the quarter, bringing the total proportionate base to 18.2 million, up 7% year on year.  3G continues to develop well with 673,000 new 3G customers in the quarter, bringing the overall base to 1.7 million.

Annualised blended churn for the quarter was 19.1%, up slightly from 18.6% for the same quarter last year, reflecting the impact of increased competition.

Blended ARPU for the quarter was down 8.3% year on year, principally as a result of a reduction in termination rates which took effect from 1 September 2005.  The underlying fall in ARPU is due to a higher level of promotional activity and lower usage per customer as a result of competitive pressures.  Total voice usage was up 3.7% year on year, maintaining the upward trend of the quarter to September, with continued usage increases from a range of voice stimulation promotions.  MMS volumes increased by nearly 80%, benefiting from messaging promotions and an increased penetration of MMS enabled devices.

Underlying service revenue growth for the quarter was approximately 4.0% year on year, with a 5.7% impact from changes in termination rates resulting in an overall decline in service revenue of 1.7%.  Overall voice revenue fell by 4.7%, with the growth in the customer base being more than offset by the headline fall in ARPU.  Non-voice revenue increased by 16.1%, with 12.8% growth in messaging due to higher volumes and over 40% growth in non-messaging data revenue as the 3G base increases.

Net acquisition and retention costs as a percentage of service revenue for the quarter were stable year on year, with lower net acquisition costs being offset by higher upgrade volumes and increased cost per upgrade from continued focus on retaining higher value customers.

Japan

Japan remains a challenging market for Vodafone, with the primary focus of competitors being on market share.  Vodafone Japan continues to execute a recovery plan based on offering a more competitive handset range, an improved 3G network and an attractive range of tariffs and services.

The quarter saw an improvement in customer performance, with 123,000 proportionate net additions, the highest level since the quarter to March 2004.  Vodafone Japan benefited from the introduction of new flat rate tariff plans and a steady improvement in the range and quality of 3G handsets. Vodafone’s overall market share of net additions reached double digits for both November and December, whilst Vodafone’s market share of 3G net additions remained fairly constant throughout the quarter at just over 10%.  Vodafone Japan had registered 2.2 million 3G devices by the end of December.

Annualised blended churn for the last quarter improved to 17.6% from 19.1% in the quarter to September, through continued focus on retention and upgrading customers to 3G.

Blended ARPU for the quarter was down 3.7% year on year, an improvement from the 5.4% fall recorded in the quarter to September.  The continued fall in ARPU reflects the loss of higher value customers during the previous financial year and competitive pressures on pricing.  The improved trend is due to the positive impact from the new range of flat rate plans, which are generating additional usage, together with the negative impact on the quarter to December 2004 from the introduction of a total ban on the use of mobile phones whilst driving.

Service revenue fell 4.5% year on year due to the decline in ARPU.  Voice revenue fell 6.2%, with non-voice revenue broadly stable.  The improvement versus the previous quarter can be attributed to Vodafone Japan’s improved ability to retain customers, resulting from a better handset line-up and service offering.

Net acquisition and retention costs as a percentage of service revenue increased year on year but were slightly lower than the quarter to September.  Net acquisition costs were similar year on year, with lower volumes offset by higher unit costs.  Upgrade volumes were significantly higher year on year reflecting both increased retention activity and more attractive handsets, with higher unit costs due to increased 3G upgrades.  The EBITDA margin for the full year is expected to decline by a similar amount to that recorded in the first half of the financial year and to be in the high teens for the next financial year.

Spain

Vodafone Spain continued to perform strongly in a competitive market, adding a further 505,000 net customers, representing 18.5% growth in the closing base year on year and bringing the total base to 12.9 million customers. In addition, Vodafone Spain continues to be the leader in the 3G market with 3G additions of 287,000 in the quarter, taking its total 3G device base to 602,000.

Blended annualised churn for the quarter remained stable both year on year and compared with the quarter to September. Contract churn has decreased year on year to 13.9% from 14.2% but increased slightly quarter on quarter due to seasonality.

Blended ARPU for the quarter was up 3.3% year on year due to a higher proportion of contract customers and increased usage offset by the impact from a reduction in termination rates in November 2005.  Total voice usage in the quarter increased by 33% year on year, reflecting continued success from ongoing usage stimulation campaigns.

Service revenue growth was 22.6% year on year, driven by both the increased customer base and increase in ARPU.  Voice revenue increased by 21.7% year on year primarily due to improved customer mix and higher usage. Non-voice service revenue increased by 28% year on year, with messaging revenue increasing by 22.7% and non-messaging data revenue increasing by over 55%, benefiting from the higher 3G base.

Net acquisition and retention costs as a percentage of service revenue were stable year on year, with higher retention costs from an increase in upgrade volume offset by lower acquisition cost per unit.

UK

The UK market remains highly competitive, with the last quarter experiencing continued pricing pressure from both network operators and MVNOs, together with strong seasonal promotions.

Against that background, Vodafone UK registered 561,000 net additions, with 84% on prepaid tariffs compared with 80% for the same quarter last year reflecting traditional seasonal activity.  The closing base reached 16.3 million, up 7% year on year.  Vodafone UK maintained its focus on higher value customers with over 75% of consumer contract gross additions selecting 18 month contracts. Closing 3G devices increased by 66% from September to 725,000.

Annualised blended churn for the quarter improved to 31.9% from 33.1% in September, with continued improvement in contract churn, which is now lower than the same period last year.

Blended ARPU for the quarter was down 4.3% year on year, reflecting changes in pricing during 2005 to improve competitiveness in the market, a higher inactivity rate in prepaid and the impact of an increase in multiple devices within the corporate segment due to continued growth in the sale of Vodafone Mobile Connect datacards and hand-held business devices.  Total minutes of use were up nearly 10% year on year, driven by a 7.3% increase in average customers and a 2.2% increase in voice usage per customer.

Service revenue growth was 2.7% for the quarter compared to approximately 5.0% in the quarter to September, after adjusting for the impact of changes in termination rates.  Service revenue growth was also impacted by the effect of price declines and slower customer growth, a greater proportion of which was from prepaid.  Whilst these factors contributed to stable voice revenue year on year, non-voice revenue grew by 13.2% with 52% growth in non-messaging data revenue, benefiting from increasing penetration of 3G devices.

Net acquisition and retention costs as a percentage of service revenue were lower than the same quarter last year, despite a higher number of gross additions.  Higher volumes of customer acquisitions, driven by prepaid, were generated at lower unit costs.  Upgrade volumes were stable year on year but the increase in 3G activity led to a slight rise in unit cost.

Other Mobile Operations

Subsidiaries

The Group’s other subsidiaries added 1.9 million proportionate organic customers in the quarter.  Strong performances were recorded in Romania, Egypt, Portugal and Greece. Growth in 3G devices accelerated in the quarter, increasing by over 70% from September to 1.2 million.

Organic proportionate service revenue growth for the quarter was 9.9% year on year with particularly strong performances in Romania, Egypt, and Australia, all growing in excess of 20%.  Greece, Hungary and the Czech Republic reported double digit service revenue growth for the quarter.

Joint Ventures

The Group’s other joint ventures reported 1.1 million proportionate organic net additions in the quarter with 769,000 proportionate net additions from Vodacom, the Group’s joint venture in South Africa.

Organic proportionate service revenue growth for the quarter was 21% year on year, including growth of 22% in Vodacom.

Associates and investments

The Group’s associates and investments added over 1.6 million proportionate organic customers in the quarter.

Verizon Wireless registered record net additions of over 2 million in the quarter with the Group’s proportionate share at 897,000. Verizon Communications will be reporting its full year results and those of Verizon Wireless on 26 January.

In France, SFR has 4.8 million registered Vodafone live! customers and over 1.0 million Vodafone live! with 3G registered devices. Vivendi Universal will be reporting both its full year revenue and that of SFR on 30 January.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Telephone: +44 (0) 1635 664447	Telephone: +44(0) 1635 664444

Notes to editors:

1.     The Group’s outlook for the financial years ending 31 March 2006 and 31 March 2007 is contained in Vodafone’s interim results announcement for the six months ended 30 September 2005, in which there is a discussion of forward-looking statements and the risks associated with them.

2.     At the country level, service revenue growth is calculated in local currency and before the elimination of intercompany revenue.  At the Group and Other Mobile Operations levels, service revenue growth is calculated at constant exchange rates and after the elimination of intercompany revenue.

3.     Vodafone, Vodafone live! and Vodafone Mobile Connect are trademarks of the Vodafone Group.

4.     References in this press release to “December” and “September” shall, unless the context requires otherwise, be deemed to be references to 31 December 2005 and 30 September 2005 respectively.

VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES

PROPORTIONATE CUSTOMERS – 1 OCTOBER TO 31 DECEMBER 2005

COUNTRY	PERCENTAGE OWNERSHIP (1)	AT 30 SEPTEMBER 2005	NET ADDITIONS	OTHER MOVEMENTS (2)	AT 31 DECEMBER 2005	PREPAID (3)
	(%)	(‘000s)	(‘000s)	(‘000s)	(‘000s)	(%)
Principal Markets

Germany	100.0%	28,259	906	-	29,165	53.3
Italy	76.9%	17,884	324	-	18,208	92.3
Japan	97.7%	14,644	123	-	14,767	10.8
Spain	100.0%	12,418	505	-	12,923	51.4
UK	100.0%	15,764	561	-	16,325	61.4

		88,969	2,419	-	91,388
Other Subsidiaries

Albania	99.9%	713	35	-	748	96.7
Australia	100.0%	3,016	110	-	3,126	73.2
Czech Republic	99.9%	2,036	104	-	2,140	48.7
Egypt	50.1%	2,967	417	(316)	3,068	89.9
Greece	99.8%	4,291	138	-	4,429	66.0
Hungary	100.0%	1,913	125	-	2,038	71.4
Ireland	100.0%	2,013	34	-	2,047	73.3
Malta	100.0%	176	1	-	177	90.1
Netherlands	99.9%	3,976	-	-	3,976	54.4
New Zealand	100.0%	1,956	68	-	2,024	77.8
Portugal	100.0%	3,916	203	-	4,119	79.7
Romania	100.0%	5,529	603	-	6,132	63.6
Sweden	100.0%	1,545	28		1,573	33.9

		34,047	1,866	(316)	35,597
Other Joint Ventures

Fiji	49.0%	87	8	-	95	94.1
India	10.0%	-	51	1,582	1,633	79.7
Kenya	35.0%	1,071	150	-	1,221	98.2
Poland	19.6%	1,641	133	-	1,774	54.6
South Africa	35.0%	6,274	769	-	7,043	89.1

		9,073	1,111	1,582	11,766

Associates & Investments

United States(4)	44.4%	21,883	897	5	22,785	5.6
Other		17,018	762	-	17,780	72.4

		38,901	1,659	5	40,565

TOTAL		170,990	7,055	1,271	179,316	63.4

(1)   All ownership percentages are stated as at 31 December 2005 and exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture with the exception of India as set out in (2) below.  Ownership interests have been rounded to the nearest tenth of one percent.

(2)   Other movements for the quarter to 31 December 2005 represents the acquisition of customer bases by Verizon Wireless, the disconnection of 316,000 proportionate customers in Egypt following revisions to its disconnection policy and the acquisition of a 5.6% direct interest in Bharti Tele-Ventures Limited in India, followed by a subscription for convertible debentures in Bharti Enterprises Private Limited, representing a 4.4% indirect economic interest in Bharti Tele-Ventures Limited.  Accordingly at 31 December 2005 the Group had a 10% economic interest in Bharti Tele-Ventures Limited.

(3)   Prepaid customer percentages are calculated on a venture basis.  At 31 December 2005, there were 510.2 million total venture customers.

(4)   The Group’s ownership interest in Verizon Wireless is 45.0%.  However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 31 December 2005.  In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES

VODAFONE LIVE! ACTIVE DEVICES

COUNTRY	AT 30 SEPTEMBER 2005	NET ADDITIONS	AT 31 DECEMBER 2005
	(‘000s)	(‘000s)	(‘000s)
Principal Markets
Germany	5,508	540	6,048
Italy(1)	2,830	647	3,477
Japan	12,775	175	12,950
Spain	4,132	519	4,651
UK	3,963	232	4,195

	29,208	2,113	31,321
Other Subsidiaries & Joint Ventures	5,777	1,430	7,207

Group Statutory Total	34,985	3,543	38,528

The table above only includes Vodafone live! customers in the Group’s subsidiary and joint venture undertakings. There were an additional 5.2 million registered Vodafone live! venture customers in the Group’s associated undertakings at 31 December 2005 (30 September 2005: 4.7 million).

(1)   Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of Vodafone live! active devices.

3G DEVICES

COUNTRY	AT 30 SEPTEMBER 2005	NET ADDITIONS	AT 31 DECEMBER 2005
	(‘000s)	(‘000s)	(‘000s)
Principal Markets
Germany	815	632	1,447
Italy(1)	1,044	673	1,717
Japan(2)	1,614	610	2,224
Spain	315	287	602
UK	438	287	725

	4,226	2,489	6,715
Other Subsidiaries & Joint Ventures	712	567	1,279

Group Statutory Total	4,938	3,056	7,994

Consumer devices	4,506	2,909	7,415
Business devices	432	147	579

	4,938	3,056	7,994

The table above only includes 3G devices in the Group’s subsidiary and joint venture undertakings. There were an additional 1.1 million Vodafone live! with 3G devices and Vodafone Mobile Connect 3G/GPRS data card in the Group’s associated undertakings at 31 December 2005 (30 September 2005: 0.4 million).

(1)   Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of 3G devices.

(2)   The number of 3G devices in Japan reported in the table above excludes 94,000 devices (30 September 2005: 140,000) which use the 3G network but are not capable of accessing 3G data services.

VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES

AVERAGE MONTHLY REVENUE PER USER IN THE QUARTER

COUNTRY		30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005
Germany	Total	26.0	24.9	23.4	24.3	24.4	22.9
(EUR)	Contract	41.5	39.9	37.7	39.8	41.0	38.8
	Prepaid	10.3	9.6	9.2	9.2	9.0	8.3

Italy	Total	30.3	30.2	29.1	30.4	29.9	27.7
(EUR)	Contract	74.4	78.4	74.8	79.4	75.0	73.7
	Prepaid	26.0	25.5	24.6	25.8	25.9	23.5

Japan	Total	6,357	6,149	5,887	5,951	6,016	5,918
(JPY)	Contract	6,733	6,533	6,260	6,329	6,391	6,297
	Prepaid	2,718	2,574	2,393	2,410	2,448	2,300

Spain	Total	36.7	34.2	33.3	36.2	37.7	35.3
(EUR)	Contract	61.1	56.6	54.2	58.5	60.7	56.3
	Prepaid	16.4	14.7	14.6	15.4	16.2	15.0

UK	Total	26.6	24.9	24.1	24.6	25.1	23.8
(GBP)	Contract	48.7	45.7	45.6	46.5	47.9	44.8
	Prepaid	11.1	10.3	9.4	9.5	9.9	9.5

Albania	Total	2,587	2,417	2,184	2,255	2,534	2,259
(ALL)	Contract	25,580	24,629	22,234	23,592	25,201	23,031
	Prepaid	1,851	1,690	1,522	1,518	1,753	1,548

Australia	Total	52.1	47.3	51.4	47.8	48.2	51.4
(AUD)	Contract	77.1	82.8	102.2	92.8	93.6	94.3
	Prepaid	32.7	22.4	25.4	26.7	31.1	35.0

Czech Republic(1)	Total	657	680	641	680	679	679
(CZK)	Contract	1,063	1,066	986	1,029	1,017	1,015
	Prepaid	320	340	317	340	342	337

Egypt	Total	111.5	102.8	94.1	91.4	89.4	74.1
(EGP)	Contract	264.6	255.9	258.0	268.6	283.9	274.1
	Prepaid	74.4	67.9	61.8	60.7	62.4	52.0

Greece	Total	36.7	32.3	30.4	32.2	34.2	31.3
(EUR)	Contract	71.4	63.8	61.8	65.1	69.7	64.2
	Prepaid	19.4	16.2	14.4	15.1	15.7	14.1

Hungary	Total	5,396	5,182	4,945	5,321	5,153	4,885
(HUF)	Contract	12,961	11,774	10,800	11,302	11,264	9,666
	Prepaid	3,422	3,313	3,169	3,391	3,046	3,043

Ireland	Total	51.7	50.7	49.1	51.4	53.1	50.2
(EUR)	Contract	102.8	98.7	96.3	101.9	107.8	99.9
	Prepaid	31.6	31.7	30.8	32.1	32.6	31.6

Malta	Total	16.9	12.9	11.6	14.0	16.2	13.0
(MTL)	Contract	98.0	65.4	55.7	74.6	91.4	61.8
	Prepaid	8.7	7.4	6.8	7.4	7.8	7.3

Netherlands	Total	39.3	37.5	35.3	37.1	36.6	34.5
(EUR)	Contract	73.5	70.5	67.0	69.5	68.6	64.7
	Prepaid	13.3	11.9	10.5	11.3	11.0	9.8

New Zealand	Total	52.5	53.0	52.3	50.7	51.0	51.2
(NZD)	Contract	147.3	146.5	143.4	138.9	139.7	137.2
	Prepaid	27.2	27.9	27.8	25.9	25.6	25.9

Portugal	Total	29.7	26.8	25.8	26.4	27.1	24.0
(EUR)	Contract	59.8	54.5	54.4	67.3	69.8	61.9
	Prepaid	17.2	15.7	15.5	14.3	14.7	13.4

Romania(1)	Total	14.4	14.1	13.2	14.9	15.9	15.4
(USD)	Contract	31.2	30.4	27.7	30.2	31.1	29.5
	Prepaid	5.3	5.5	5.2	6.3	7.1	7.0

Sweden	Total	335.3	315.6	285.0	317.9	313.8	302.3
(SEK)	Contract	484.5	461.2	432.6	458.6	439.5	418.6
	Prepaid	75.0	60.8	29.9	61.7	69.3	53.0

(1)   MobiFon S.A. in Romania and Oskar Mobil a.s. in the Czech Republic became subsidiaries on 31 May 2005. However, historic average monthly revenue per user information has been presented in the table above for all comparative periods in order to assist in the understanding of historic results.

VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES

NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE

	QUARTER TO 31 DECEMBER 2005
COUNTRY	MESSAGING	DATA	TOTAL

Principal Markets

Germany	15.7%	4.7%	20.4%
Italy(1)	14.9%	2.5%	17.4%
Japan(2)	6.6%	23.3%	29.9%
Spain	11.9%	2.9%	14.8%
UK	15.7%	5.0%	20.7%

Group Statutory Total	12.8%	6.6%	19.4%

HISTORIC NON-VOICE SERVICES INFORMATION

	NON-VOICE SERVICES AS A PERCENTAGE OF SERVICE REVENUE IN THE QUARTER TO
COUNTRY	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005

Principal Markets

Germany	17.0%	18.3%	19.8%	19.3%	19.5%	20.4%
Italy(1)	14.8%	14.7%	15.6%	14.9%	16.8%	17.4%
Japan(2)	28.7%	28.6%	29.1%	29.8%	30.5%	29.9%
Spain	13.0%	14.2%	15.0%	13.7%	14.2%	14.8%
UK	18.0%	18.8%	19.3%	19.3%	19.7%	20.7%

Group Statutory Total(4)	17.8%	18.1%	19.0%	18.5%	18.9%	19.4%

(1)   Under IFRS, Vodafone Italy is treated as a joint venture.

(2)   In Japan, messaging and other data services transmitted via the 3G network are packet-based. It is not possible to allocate revenue arising from these services between Messaging and Data services and so all revenue is included within Data revenue.

VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES

CUSTOMER CHURN

		ANNUALISED CHURN INFORMATION IN THE QUARTER TO
COUNTRY		30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005
Principal Markets

Germany	Total	17.9%	18.8%	19.5%	17.3%	19.7%	21.2%
	Contract	14.8%	16.1%	14.0%	13.1%	14.3%	16.8%
	Prepaid	20.9%	21.3%	24.5%	21.1%	24.6%	25.2%
Italy	Total	17.6%	18.6%	17.2%	17.3%	18.7%	19.1%
	Contract	16.0%	16.3%	18.4%	14.9%	14.5%	16.6%
	Prepaid	17.8%	18.8%	17.0%	17.5%	19.1%	19.3%
Japan	Total	24.0%	21.9%	22.8%	20.2%	19.1%	17.6%
	Contract	22.9%	20.0%	20.8%	17.6%	16.2%	14.6%
	Prepaid	34.4%	37.2%	39.1%	41.5%	42.7%	42.3%
Spain	Total	21.9%	20.7%	21.3%	21.7%	20.7%	20.6%
	Contract	13.1%	14.2%	14.6%	13.6%	12.5%	13.9%
	Prepaid	29.0%	26.2%	27.1%	29.0%	28.1%	26.9%
UK	Total	28.8%	29.6%	30.7%	32.4%	33.1%	31.9%
	Contract	21.8%	21.6%	25.3%	23.2%	21.6%	20.2%
	Prepaid	33.5%	34.8%	34.2%	38.3%	40.5%	39.5%

ACTIVE CUSTOMERS

	ACTIVE CUSTOMERS(1) AT
COUNTRY	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005

Principal Markets

Germany	92.2%	91.7%	91.1%	90.1%	90.1%	88.4%
Italy(2)	92.1%	91.8%	91.8%	91.7%	92.3%	92.1%
Japan	97.0%	96.7%	96.4%	96.6%	96.8%	96.6%
Spain	92.2%	92.3%	92.7%	92.9%	93.0%	93.7%
UK	90.7%	89.7%	88.8%	88.8%	90.6%	90.8%

Group Statutory Total	92.2%	91.8%	91.6%	91.0%	91.8%	91.6%

(1)   An active customer is defined as one who has made or received a chargeable event in the last 3 months. The Group’s joint ventures in India and Kenya and its subsidiary in the Czech Republic are currently unable to measure active customers under this basis and so have been excluded from the calculation of the Group Statutory Total activity percentages in the table above.

(2)   Under IFRS, Vodafone Italy is treated as a joint venture.

VODAFONE GROUP PLC - MOBILE TELECOMMUNICATIONS BUSINESSES

VOICE USAGE VOLUMES

	TOTAL VOICE MINUTES(1) (MILLIONS) IN THE QUARTER TO
COUNTRY	30 SEPTEMBER 2004	31 DECEMBER 2004	31 MARCH 2005	30 JUNE 2005	30 SEPTEMBER 2005	31 DECEMBER 2005

Principal Markets
Germany	5,967	6,050	5,768	6,356	6,428	7,010
Italy(2)	6,914	7,250	7,327	7,173	7,164	7,521
Japan	6,161	5,980	5,656	5,692	5,833	5,918
Spain	4,375	4,482	4,973	5,648	5,859	5,966
UK	6,324	6,530	6,413	6,810	6,937	7,167

	29,741	30,292	30,137	31,679	32,221	33,582

Other Subsidiaries
Albania	121	119	118	129	144	141
Australia	1,120	1,346	1,442	1,619	1,818	1,957
Czech Republic(3)	N/a	N/a	N/a	289	840	899
Egypt	1,693	1,616	1,734	1,979	2,341	2,278
Greece	1,535	1,517	1,538	1,757	1,896	1,870
Hungary	608	652	651	741	792	842
Ireland	1,187	1,195	1,176	1,263	1,279	1,302
Malta	43	39	37	42	47	43
Netherlands	1,437	1,567	1,556	1,697	1,601	1,755
New Zealand	497	538	539	540	559	616
Portugal	1,235	1,229	1,268	1,319	1,384	1,386
Romania(3)	N/a	N/a	N/a	525	1,754	1,931
Sweden	640	657	614	688	681	753

	10,116	10,475	10,673	12,588	15,136	15,773
Other Joint Ventures	1,767	1,908	1,931	2,021	1,957	2,598

Group Statutory Total	41,624	42,675	42,741	46,288	49,314	51,953

(1)   The total voice minute information presented in the table above represents the volume of minutes handled by each local network and includes incoming, outgoing and visitor calls. The voice minute information in respect of the Czech Republic, Germany, New Zealand and Romania reflects minutes billed which are rounded-up under certain tariffs.

(2)   Under IFRS, Vodafone Italy is treated as a joint venture. The figures in the table above represent the Group’s share of the voice minute information.

(3)   MobiFon S.A. in Romania and Oskar Mobil a.s. in the Czech Republic became subsidiaries on 31 May 2005. Voice minutes in the quarter to 30 June 2005 only include volumes during the month of June 2005. Prior to 31 May 2005, MobiFon S.A. was treated as a joint venture and was previously included within Other Joint Ventures.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 25, 2006	By: /s/S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary